June 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: James E. O’Connor

Re:	Great Elm Capital Corp.

Registration Statement on Form N-2

File No. 333-227605

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann & Co. Inc., as representative of the several underwriters, hereby joins in the request of Great Elm Capital Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 11, 2019 at 3:00 p.m., Eastern time.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: June 6, 2019.

(ii)	Date(s) of distribution: Commencing on June 10, 2019.

(iii)	Number of prospective underwriters to whom the preliminary prospectus is expected to be furnished: 3

(iv)	Number of prospectuses expected to be distributed: approximately 400

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.
As Representatives of the Underwriters

By:	/s/ George Mangione
Name:	George Mangione
Title:	Managing Director, Syndicate

[Signature Page to Acceleration Request of the Underwriters]